American Telstar, Inc.

                               444 Park Forest Way

                              Wellington, FL 33414

                            Telephone: (561) 798-4294




                                December 9, 2009

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Tia Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

     Re:   American Telstar, Inc.
           Form 10-K for Fiscal year ended July 31, 2009, Filed October 27, 2009 File No. 000-52387

Dear Ms. Jenkins:

Please be advised that on November 30, 2009, the Company electronically filed by EDGAR with the Commission its Amendment No. 1 to Form 10-K for the fiscal year ended July 31, 2009.

Two sets of the Amendment, each set consisting of one redlined and one clean Form 10-K/A were sent to your office on December 1, 2009.

To expedite your review, please accept the following in response to the comments of the Commission dated November 19, 2009.

     Comment 1:    Revised as requested. See Certifications.

Based on the foregoing response to the staff's comments, the Company believes that the Amendment is complete and accurate in all material respects. The Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filling;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have further comments or questions.


Sincerely,


/s/ Charles Calello
-------------------
Charles Calello